JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

October 12, 2018

Rebecca Marquigny

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I – File No. 811-21295 – Post-Effective Amendment (“PEA”) No. 561

Dear Ms. Marquigny:

This letter is in response to the comments you provided on the registration statement for JPMorgan Trust I (PEA No. 561) (the “Trust”), filed on August 23, 2018, with respect to the Funds listed on Exhibit A (the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), scheduled to become effective on or about November 1, 2018. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

Fees and Expenses of the Fund

1.

Comment: Footnote 6 to the Annual Fund Operating Expenses table for each of the JPMorgan Access Balanced Fund and JPMorgan Access Growth Fund (collectively, the “Access Funds”) (footnote 5 for Class L Shares of each Access Fund) provides that the adviser has agreed to waive the advisory fee that it receives from each Access Fund in an amount equal to the advisory fee paid by each Access Fund’s wholly-owned subsidiary. Please affirmatively state in each footnote that the expense limitation agreement is contractual and identify the date the contract terminates.

Response: The first sentence of the applicable footnote for each Fund will be revised to disclose that each Fund’s adviser has “contractually” agreed to waive the advisory fee that it receives from the Fund in an amount equal to the advisory fee paid by the Fund’s wholly-owned subsidiary, to its adviser. As noted in the current disclosure, the waiver “will continue in effect so long as the Fund invests in the subsidiary and may not be terminated without approval by the Fund’s Board of Trustees.” As a result, the expense limitation agreement does not have a termination date that should be disclosed in the footnote.

Main Risks

2.

Comment: The Staff notes that the “More About the Funds – Transactions Risk” disclosure in item 9 has been renamed as “Transactions and Liquidity Risk.” Please make a corresponding change to the disclosure contained in the “Risk/Return Summary – The Fund’s Main Investment Risks” section in item 4.

Response: The disclosure contained in item 9 contains a more detailed discussion of types of investments which may become illiquid. “Liquidity Risk” in the heading reflects this expanded disclosure. As a result, we respectfully decline to make this change to the heading for the item 4 disclosure.

The Fund’s Past Performance

3.	Comment: The year-to-date return footnote under the Year-by-Year Returns bar charts reflects information for 2017. Please update the year-to-date return footnote with 2018 information.

Response: The year-to-date return footnote for each Fund will be updated in the filing made pursuant to Rule 485(b).

4.

Comment: The Staff notes that the bar chart and average annual total returns (“AART”) table for the JPMorgan SmartRetirement 2060 Fund have been omitted (page see page 86 of the prospectus for Class A, Class C and Class I Shares). Please add the bar chart and AART table.

Response: The bar chart and AART table will be updated in the filing made pursuant to Rule 485(b).

Appendix A

5.

Comment: The disclosure provides that the applicable financial intermediary is responsible for the implementation of the sales charge waivers on its platform or accounts. Please note that the Funds, rather than the financial intermediaries, are responsible for providing accurate disclosure regarding sales charge waivers.

Response: The Trust acknowledges the comment and respectfully notes that the disclosure is intended to state the fact that financial intermediaries (rather than the Funds) are responsible for the implementation of waivers on their platforms. The Trust notes that the disclosure is consistent with the Division of Investment Management Guidance Updates entitled “Mutual Fund Fee Structures” (IM Guidance Update No. 2016-06 (December 2016)) and disclosure provided in other funds’ prospectuses. As a result, no changes have been made in response to this comment.

Part C

6.

Comment: As a courtesy, if exhibits are added in subsequent amendments, such as a 485(b) filing incorporating these comments, that are not subject to formal review by the staff, please consider noting in EDGAR transmittal correspondence the particular exhibits that have been added or updated.

Response: While exhibit lists are not required in transmittal letters and therefore the Funds ordinarily do not include exhibit lists with transmittal correspondence, we will identify the exhibits that are added or updated in the transmittal letter in the filing made pursuant to Rule 485(b) that will become effective on or about November 1, 2018.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call me at (614)-213-4042.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

Exhibit A

JPMorgan Access Funds

JPMorgan Access Balanced Fund

JPMorgan Access Growth Fund

JPMorgan SmartRetirement Funds

JPMorgan SmartRetirement Income Fund

JPMorgan SmartRetirement 2020 Fund

JPMorgan SmartRetirement 2025 Fund

JPMorgan SmartRetirement 2030 Fund

JPMorgan SmartRetirement 2035 Fund

JPMorgan SmartRetirement 2040 Fund

JPMorgan SmartRetirement 2045 Fund

JPMorgan SmartRetirement 2050 Fund

JPMorgan SmartRetirement 2055 Fund

JPMorgan SmartRetirement 2060 Fund

JPMorgan SmartRetirement Blend Funds

JPMorgan SmartRetirement Blend Income Fund

JPMorgan SmartRetirement Blend 2020 Fund

JPMorgan SmartRetirement Blend 2025 Fund

JPMorgan SmartRetirement Blend 2030 Fund

JPMorgan SmartRetirement Blend 2035 Fund

JPMorgan SmartRetirement Blend 2040 Fund

JPMorgan SmartRetirement Blend 2045 Fund

JPMorgan SmartRetirement Blend 2050 Fund

JPMorgan SmartRetirement Blend 2055 Fund

JPMorgan SmartRetirement Blend 2060 Fund

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